UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2022

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	All 24 Hours of Le Mans Race Cars to Use 100% Renewable Fuel Produced by TotalEnergies (June 10, 2022)

Exhibit 99.2	Qatar: TotalEnergies the First Company Selected to Partner with QatarEnergy on the Giant North Field East LNG Project (June 12, 2022)

Exhibit 99.3	India: TotalEnergies and Adani Join Forces to Create a World-Class Green Hydrogen Company (June 14, 2022)

Exhibit 99.4	Gabon: TotalEnergies and Compagnie des Bois du Gabon Join Forces to Develop a New Forest Management Model Combining Wood Production and Carbon Sinks (June 15, 2022)

Exhibit 99.5	Disclosure of Transactions in Own Shares (June 7, 2022)

Exhibit 99.6	Disclosure of Transactions in Own Shares (June 13, 2022)

Exhibit 99.7	Disclosure of Transactions in Own Shares (June 20, 2022)

Exhibit 99.8	Disclosure of Transactions in Own Shares (June 27, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 1, 2022	By:	/s/ Marie-Sophie Wolkenstein
Name: Marie-Sophie Wolkenstein
Title: Company Treasurer